For period ended 6-30-10
Registrant Name: American Beacon Funds
File Number: 811-4984


Item 77.M   Merger

On November 18, 2009, the Board of Trustees of the American Beacon Funds (the "Trust"), including a majority of the Independent Trustees, determined that the adoption by the Trust, on behalf of the American Beacon Global Real Estate Fund ("AB Fund"), of the Agreement and Plan of Reorganization (the "Plan") with the CNL Global Real Estate Fund ("CNL Fund"), was in the best interests of the AB Fund and the shareholders of the AB Fund. The Plan was approved by a majority of the shareholders of the CNL Fund on February 22, 2010.

Pursuant to the Plan, the CNL Fund, the sole series of The CNL Funds, reorganized into the AB Fund and shifted management oversight responsibility for the CNL Fund from CNL Fund Advisors Company ("CNL Advisors") to American Beacon Advisors, Inc. (the "Manager"). Following shareholder approval of the Plan, CNL Fund transferred all of its assets to the AB Fund in exchange solely for (1) the number of full and fractional Investor Class and Y Class of the AB Fund equal to the number of full and fractional Class A and Institutional Class shares, respectively, of the CNL Fund as of the close of business on February 26, 2010 and (2) the AB Fund's assumption of all of the CNL Fund's liabilities. Immediately thereafter, the CNL Fund distributed the AB Fund shares to its shareholders and the AB Trust's transfer agent established accounts on the AB Fund's share records in the names of those shareholders and transferred those AB Fund shares to those accounts, by class, to complete the liquidation of the CNL Fund. As a result, each shareholder of the CNL Fund received Investor Class and/or Y Class shares of the AB Fund.